 

**05038322**

[TED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8- 44568 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___**1/01/04**___ AND ENDING___**12/31/04**___

                          MM/DD/YY                                 MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:   GOLDSHER INVESTMENT COMPANY, *Inc*

| OFFICIAL USE ONLY |
| --- |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   FIRM I.D. NO.

   1910 FIRST STREET

                          (No. and Street)

| HIGHLAND PARK | ILLINOIS | 60035 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SCOTT GOLDSHER                                 (847) 926-8379

                                         (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   WEISS & COMPANY LLP

                      (Name – *if individual, state last, first, middle name*)

FEB 28 2005

185

| 2700 PATRIOT BLVD., SUITE 400 | GLENVIEW | ILLINOIS | 60026 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON
FINANCIAL

---
### FOR OFFICIAL USE ONLY
---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, _____SCOTT GOLDSHER_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___GOLDSHER INVESTMENT CO._____ , as

of _____DECEMBER 31_____ , 20 _04___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOLDSHER INVESTMENT COMPANY

FINANCIAL STATEMENTS

DECEMBER 31, 2004



WEISS & COMPANY LLP

Certified Public Accountants

GLENVIEW • ILLINOIS

**GOLDSHER INVESTMENT COMPANY**

**FINANCIAL STATEMENTS**

**DECEMBER 31, 2004**

TABLE OF CONTENTS

JERRY WEISS (1936-1994)

FRANKLYN E. LEE
LAWRENCE B. BERKOWITZ
DANIEL A. FORTMAN
STEVEN C. GOLDBERG
LAWRENCE J. SEXAUER
MARK M. DUBINSKI

ANNE SEEFOR



# WEISS & COMPANY LLP

## Certified Public Accountants & Consultants

2700 Patriot Boulevard • Suite 400 • Glenview, Illinois 60026
Telephone (847) 441-8800 • Fax (847) 441-6270
www.weisscpa.com

# REPORT OF INDEPENDENT AUDITORS

The Stockholders
Goldsher Investment Company

We have audited the accompanying statement of financial condition of Goldsher Investment Company as of December 31, 2004, and the related statements of income, changes in stockholders' equity and cash flows, for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Goldsher Investment Company as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying additional information on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such additional information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Weiss & Company LLP*

WEISS & COMPANY LLP

Glenview, Illinois
February 18, 2005

1

# GOLDSHER INVESTMENT COMPANY, INC.

## STATEMENT OF FINANCIAL CONDITION

### DECEMBER 31, 2004

### ASSETS

| | | |
|---|---|---:|
| Current assets: | | |
| Cash | $ | 5,437 |
| Securities owned | | |
| Marketable, at market value | | 8,832,422 |
| Due from Broker | | 1,427,197 |
| Total current assets | | 10,265,056 |
| | | |
| Other assets: | | |
| Membership in exchanges, at cost | | 38,000 |
| Other assets | | 52,231 |
| Total other assets | | 90,231 |
| | | |
| Total assets | $ | 10,355,287 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---:|
| Current liabilities: | | |
| Securities sold but not yet purchased, at market value | $ | 7,624,348 |
| Accrued expenses | | 7,312 |
| Total current liabilities | | 7,631,660 |
| | | |
| Stockholders' equity: | | |
| Common stock - no par value; 1,000 shares authorized, 750 shares issued and outstanding | | 1,000 |
| Paid-in capital | | 2,469,296 |
| Retained earnings | | 253,331 |
| Total stockholders' equity | | 2,723,627 |
| | | |
| Total liabilities and stockholders' equity | $ | 10,355,287 |

The accompanying notes are an integral part of these financial statements.

2

# GOLDSHER INVESTMENT COMPANY, INC.

## STATEMENT OF INCOME

### FOR THE YEAR ENDED DECEMBER 31, 2004

| | | |
|---|---|---:|
| Revenue: | | |
| Investment gains | $ | 323,097 |
| Interest and dividend income | | 496,083 |
| | | |
| Total revenue | | 819,180 |
| | | |
| Expenses: | | |
| Employee compensation | | 93,969 |
| Consulting expense | | 86,397 |
| Interest expense | | 92,434 |
| Brokerage fees | | 19,812 |
| Computer expense | | 33,286 |
| Other operating expenses | | 60,394 |
| | | |
| Total expenses | | 386,292 |
| | | |
| Net income | $ | 432,888 |

The accompanying notes are an integral part of these financial statements.

3

# GOLDSHER INVESTMENT COMPANY, INC.

## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

## FOR THE YEAR ENDED DECEMBER 31, 2004

|  | Common Stock | Paid in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance, December 31, 2003 | $ 1,000 | $ 2,529,296 | $ 495,443 | $ 3,025,739 |
| Net income for the year | - | - | 432,888 | 432,888 |
| Return of paid in capital | - | (60,000) | - | (60,000) |
| Distributions to stockholders | - | - | (675,000) | (675,000) |
| Balance, December 31, 2004 | $ 1,000 | $ 2,469,296 | $ 253,331 | $ 2,723,627 |

The accompanying notes are an integral part of these financial statements.

# GOLDSHER INVESTMENT COMPANY, INC.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

## FOR THE YEAR ENDED DECEMBER 31, 2004

| | |
|---|---:|
| Cash flows from operating activities: | |
| Net income | $ 432,888 |
| Adjustments to reconcile net income to net cash | |
| provided by operating activities: | |
| Decrease in securities owned | 21,001,063 |
| Increase in due from broker | (1,427,197) |
| Decrease in deposits | 1,706 |
| Decrease in securities sold but not yet purchased | (2,730,810) |
| Decrease in due to broker | (16,548,707) |
| Decrease in accrued expenses | (391) |
| | |
| Net cash provided by in operating activities | 728,552 |
| | |
| Cash flows from financing activities: | |
| Return of paid in capital | (60,000) |
| Distributions to stockholders | (675,000) |
| | |
| Cash flow used in financing activities | (735,000) |
| | |
| Net decrease in cash | (6,448) |
| | |
| Cash - beginning of year | 11,885 |
| | |
| Cash - end of year | $ 5,437 |
| | |
| Supplemental disclosure of cash flow information: | |
| Income taxes paid | $ 5,495 |
| Interest paid | $ 92,434 |

The accompanying notes are an integral part of these financial statements.

## Note 1 – Significant Accounting Policies

Goldsher Investment Company (an Illinois "S" corporation) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Chicago Stock Exchange. The Company trades securities for its own account.

### Marketable Securities

Marketable securities are valued at market value and securities not readily marketable are valued at fair market value as determined by the stockholders. The resulting difference between cost and market (or fair value) is included in income.

### Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be treated as an S Corporation for federal income tax reporting purposes. In lieu of corporation federal income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company is liable for state replacement income tax.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

## Note 2 – Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $1,208,900 and required net capital of $100,000. The Company's net capital ratio was .0060 to 1.

GOLDSHER INVESTMENT COMPANY

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

## Note 3 – Securities Owned and Sold But Not Yet Purchased

Marketable securities owned and sold but not yet purchased consist of trading and investment securities at quoted market values as follows:

|  | Owned | Sold But Not Yet Purchased |
|---|---|---|
| Corporate stocks | $ 8,514,457 | $ 5,344,978 |
| Corporate bonds, debentures and notes | 35,200 | - |
| Options | 282,765 | 2,279,370 |
|  | $ 8,832,422 | $ 7,624,348 |

## Note 4 - Employees' Profit Sharing Plan

The Company sponsors a profit sharing plan for the benefit of all eligible employees. The contributions to the plan are made at the discretion of the Board of Directors. The Company did not make a contribution for 2004.

## Note 5 - Other Assets

The Company has a Joint Back Office (JBO) Clearing Agreement with Sage Clearing. The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T.

GOLDSHER INVESTMENT COMPANY

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

**Note 6 - Commitments**

The Company leases office space under an operating lease expiring in February, 2006. The lease provides for a base rent of $21,000 per year payable in equal monthly installments. In addition to the base rent, the Company is liable for real estate taxes.

Rent expense, including real estate taxes, for the year ended December 31, 2004 was $19,700.

Future minimum commitments under this lease are as follows:

Years Ending
December 31,

| | | |
|---|---|---|
| 2005 | $ | 21,000 |
| 2006 | | 4,000 |
| | $ | 25,000 |

| BROKER OR DEALER: | Goldsher Investment Company Inc. | as of: December 31, 2004 |
|---|---|---|

## COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — $ 2,723,625 [3480]

2. Deduct ownership equity not allowable for net capital — 0 [3490]

3. Total ownership equity qualified for Net capital — 2,723,625 [3500]

4. Add:
   - A. Liabilities subordinated to claims of general creditors allowable in computation in net capital — 0 [3520]
   - B. Other (deductions) or allowable credits (List) — 0 [3525]

5. Total capital and allowable subordinated liabilities — 2,723,625 [3530]

6. Deductions and/or charges:
   - A. Total non-allowable assets from Statement of Financial Condition [Notes B and C] — $ 90,231 [3540]
   - B. Secured demand note deficiency — 0 [3590]
   - C. Commodity futures contracts and spot commodities proprietary capital charges — 0 [3600]
   - D. Other deductions and/or charges — 0 [3610] — (90,231) [3620]

7. Other additions and/or allowable credits (List) — 0 [3630]

8. Net Capital before haircuts on securities positions — 2,633,394 [3640]

9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f):
   - A. Contractual securities commitments — $ 0 [3660]
   - B. Subordinated securities borrowings — 0 [3670]
   - C. Trading and investment securities:
     - 1. Exempted securities — 0 [3735]
     - 2. Debt securities — 0 [3733]
     - 3. Options — 0 [3730]
     - 4. Other securities — 1,413,224 [3734]
   - D. Undue concentration — 11,270 [3650]
   - E. Other (list) — 0 [3736] — (1,424,494) [3740]

10. Net Capital — $ 1,208,900 [3750]

JERRY WEISS (1936-1994)

FRANKLYN E. LEE
LAWRENCE B. BERKOWITZ
DANIEL A. FORTMAN
STEVEN C. GOLDBERG
LAWRENCE J. SEXAUER
MARK M. DUBINSKI

ANNE SEEFOR



# WEISS & COMPANY LLP
## Certified Public Accountants & Consultants

2700 Patriot Boulevard • Suite 400 • Glenview, Illinois 60026
Telephone (847) 441-8800 • Fax (847) 441-6270
www.weisscpa.com

## Independent Auditors' Supplementary
## Report on Internal Control

The Stockholders
Goldsher Investment Company

In planning and performing our audit of the financial statements and supplemental schedule of Goldsher Investment Company (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.  Making quarterly securities examinations, counts, verifications, and comparisons.

2.  Recordation of differences required by rule 17a-13.

3.  Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in

10

accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deterioration

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

WEISS & COMPANY LLP

Glenview, Illinois
February 18, 2005